September 25, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Scott Lee, Senior Counsel

RE:	SFS Series Trust – Response to SEC Comments with regard to the N-1A Filing (File numbers 333-240338/811-23599) of Hercules Fund (the “Fund”), the initial series of SFS Series Trust (the “Trust”)

Dear Mr. Lee:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from your letter on September 2, 2020. The comments addressed the Fund’s registration statement on Form N-1A (the “Registration Statement”), which was filed on August 4, 2020. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

General Comments

1.	Comment: We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Trust has attempted to complete the missing portions of the filing and acknowledges the Staff’s comment.

2.	Comment: Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: The Trust understands and will carry any changes made throughout the Registration Statement.

3.	Comment: If the Fund intends to seek any exemptive relief in connection with this filing, please supplementally advise the Staff.

Response: The Trust does not intend, at this time, to seek any exemptive relief.

SFS Series Trust

September 25, 2020

4.	Comment: Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The Fund’s investment adviser, Hercules Investments, LLC, will be providing the Fund’s initial seed capital.

Prospectus Cover

5.	Comment: In the third paragraph, there is a reference to the Mission Fund in connection to the investor’s election to receive paper reports. Please clarify what the Mission Fund complex is and its relationship to the Fund. The Mission Fund is only referenced here and does not appear anywhere else in the registration statement. Please also, in clarifying the reference to the Mission Fund, replace the “/” in the phrase “Mission Fund complex/your financial intermediary” with “or”.

Response: The reference to the Mission Fund has been removed and the “/” has been replaced with “or”.

Fund Fees and Expenses

6.	Comment: On p. 1, please place “None” in the line with Shareholder Transaction Fee and delete the Redemption Fee line item.

Response: The Trust has made the requested changes.

7	Comment: On p. 1, footnote 1 to the Fees and Expenses Table refers to a fulcrum fee and identifies the base fee. The footnote should also:

a. Identify the benchmark index in which the fulcrum fee will be linked;

b. Disclose the base fee, that the base fee may adjust up or down according to fund performance relative to its benchmark index, as well as the amount of the adjustment (e.g., it can adjust up or down by X%); and

c. Disclose that for the first year, the management fee will be equal to the base fee. i. Please note that the duration of the performance period should be calculated on at least a one-year interval pursuant to IC Release No. 7113. Therefore, please supplementally explain how the Fund’s management fee “calculated and accrued daily and paid monthly” is compliant with IC Release No. 7113

Response: The Fund has not adopted a fulcrum fee structure. The Fund believes it has accurately described its fee structure in the Registration Statement. The Fund modeled the fee structure and disclosure after the Royce Select Fund I, Royce Select Fund II, Royce Global Select Long/Short Fund, Royce Enterprise Select Fund and the Royce Opportunity Select Fund. See the following link to the Royce registration statement for additional information on these funds.

https://www.sec.gov/Archives/edgar/data/709364/000094937712000301/d29376.htm#d29376-6a026_v1

8.	Comment: On p. 1, in the narrative preceding the Example, you state that “[t]he effect of the Adviser’s agreement to waive fees and/or reimburse expenses is only reflected in the first year of each example shown below.” Please delete as a waiver is not reflected in the Fees and Expenses Table.

Response: The Trust has removed the reference to a fee waiver being in place.

Prospectus Summary

9.	Comment: On p. 1, as identified in the Principal Investment Strategies, please explain “capturing alpha” in plain English.

Response: The Trust has revised the disclosure to address the Staff’s comment. The following modified disclosure has been included in the Prospectus:

“The Adviser implements the Fund’s strategy with the intent of capturing alpha (i.e. the Fund’s excess return above its benchmark index, the S&P 500 Index) from market volatility.”

10.	Comment: On p. 1, as identified in the Principal Investment Strategies, please define “highly liquid” and provide the thresholds that makes an investment highly liquid.

Response: The Trust has revised the disclosure to address the Staff’s comment. The following disclosure has been added to the Prospectus:

“highly liquid (i.e. can be converted to cash with minimal impact on its value)”

11.	Comment: On the bottom of p.1, the Fund states that it seeks to reduce risk by “maintaining a diversified portfolio.” On p. 2, the Fund states it is non-diversified. Please consider using different nomenclature on p. 1 to avoid investor confusion.

Response: The Trust has revised the disclosure to address the Staff’s comment. The following modified disclosure has been included in the Prospectus:

“Last, the Adviser seeks to reduce risk in the Fund’s portfolio by actively managing the Fund’s exposure to different asset classes primarily through its investments in ETFs and exchanged traded derivatives.”

Risk Considerations

12.	Comment: Please review the Fund’s risk disclosure as it relates to the Fund’s derivatives investments (e.g., equity and index options, futures, and options on futures) to ensure that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010. For example, please update Options Risk to reflect the risk of investing in options versus derivatives more generally. Additionally, in the Principal Investment Strategies section, the Fund states that it will invest in futures. Please include a corresponding futures risk.

SFS Series Trust

September 25, 2020

Response: The Trust has revised the disclosure to address the Staff’s comments. In particular, the Trust had added a separate options risk and futures risk to both the summary and statutory sections of the Prospectus.

13.	Comment: On p. 2, please separate “investment in other investment companies” and “ETF” risks as their own individual risk categories, similar to how this disclosure is organized in the statutory prospectus.

Response: The Trust has revised the disclosure to address the Staff’s comment.

14.	Comment: On p. 3, under the sub caption for Leverage Risk, please include disclosure on capital and margin requirements

Response: The Trust has revised the disclosure to address the Staff’s comment. In particular, the Trust had added asset segregation risk and margin risk to both the summary and statutory sections of the Prospectus.

15.

Comment: On p. 5, under ADDITIONAL INFORMATION ABOUT RISK, please disclose whether this is a reference to principal risks and/or other risks. If other risks are included, please delineate and provide principal first.

Response: The Trust has revised the disclosure to address the Staff’s comments. In particular, the Trust has delineated the Fund’s principal risks from other non-principal risks.

16.

Comment: On p. 5, under ADDITIONAL INFORMATION ABOUT RISK, the second, third and fourth full paragraphs repeat the disclosure provided in the summary prospectus. Please update Item 4 to summarize Item 9 as the two disclosures should not be identical.

Response: The Trust has revised the disclosure in Item 4 and Item 9 of the Prospectus, as appropriate, to address the Staff’s comments.

17.

Comment: On p. 7, under RIC Qualification Risk, please define RIC. Also, please confirm whether this risk is a general risk, or a specific principal risk for the Fund. If appropriate, please provide corresponding investment strategy disclosure.

Response: The Trust has defined “RIC” and has moved the risk disclosure outside of the principal risk discussion.

18.

Comment: On p. 10, at the last full paragraph, the disclosure notes that “[t]he Trust reserves the right in its sole discretion to withdraw all or any part of the offering of shares of the Fund ….” Please supplementally explain why this language is appropriate for an open-end fund.

Response: The Trust has included this language to alert investors that the Board of Trustees has the right to take these actions if deemed in the best interest of the Fund. For example, the Fund may fail to gather sufficient assets to allow the Adviser to properly execute the Fund’s investment strategy, thus resulting in the need to withdraw the offering and close the Fund.

19.

Comment: On p. 11, under HOW TO SELL SHARES, please provide all disclosure in response to Form N-1A Items 11(c)(8) including which redemption methods are typically expected to be used under normal market conditions and then specify those to be used in other/stressed market conditions and any variances in actual redemption time.

SFS Series Trust

September 25, 2020

Response: The Trust has reviewed its current disclosure in the “How to Sell Shares” section of the Prospectus and believes it adequately addresses the requirements of Form N-1A Item 11(c)(8). As a result, the Trust does not intend to make any changes to the Prospectus.

20.

Comment: On pg. 13, under NET ASSET VALUE, in the second paragraph, the disclosure notes “[t]he public offering price of the Fund’s shares ….” Please supplementally explain why “public offering price” is appropriate disclosure for an open-end fund.

Response: The Trust has revised the disclosure to remove the reference to the “public offering price” of the Fund.

21.

Comment: On p. 13, FAIR VALUE PRICING, please consider recaptioning the section as “Pricing” given it describes the pricing for multiple types of securities, including those that are generally not fair valued.

Response: The Trust has made the requested change.

Statement of Additional Information

22.	Comment: On p. 10, under INVESTMENT LIMITATIONS, item # 5 is the only permissive action in a list of investment restrictions. In accordance with plain English, please consider reorganizing this list by making item # 5 the first or last item in this list. Additionally, many of the limitations use the following language: “as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.” Please provide further disclosure regarding each investment limitation so an investor fully understands the exact limitations (see, e.g., the disclosure regarding borrowings that follows the limitations).

Response: The Trust has determined that it will leave the order of the investment restrictions as originally presented. In response to the second part of the Staff’s comment, the Trust has added additional disclosure that further clarifies each investment limitation.

23.

Comment: On p. 17, under BOARD OF TRUSTEES, for the description of “[t]he Nominating and Corporate Governance Committee”, as shown in Exhibit C, please update the disclosure to reflect that it is Board policy that the Nominating Committee is responsible for recommending proposed nominees for election to the full Board for its approval.

Response: The Trust has revised the disclosure to address the Staff’s comment.

24.	Comment: On p. 37, the last full paragraph, please consider separating the paragraph into two paragraphs, in accordance with plain English.

Response: The Trust has revised the disclosure as requested.

25.

Comment: On p. 41, under FINANCIAL INFORMATION, when the Fund’s financial statements become available, please include a description of the terms of the fulcrum fee arrangement to the Notes of the Financial Statements.

SFS Series Trust

September 25, 2020

Response: The Fund has not adopted a fulcrum fee arrangement so it will not include the requested information. However, the Fund will include information in the Fund’s financial statements that explains the Fund’s investment advisory fee structure.

Part C

26.

Comment: Per the FAST Act, please include 1933 Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

Response: The Trust will include its 1933 Act file number and hyperlinks to each exhibit identified in the exhibit index in future filings of the Registration Statement.

* * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively